THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 6, 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Altona Resources Inc.
Form S-1 Registration Statement
File No. 333-181872

Dear Mr. Schwall:

In response to your letter of comments dated August 2, 2012, please be advised as follows:

General

1.         Duly noted and revisions have been made consistently throughout the document.  In particular:

*          "...an additional general partner." has been deleted at page 8.  The language was included in error.

*          The section "Dilution and Price You Pay For Your Shares" section appearing at pages 15-17 has been revised and addresses the remaining bullet points.

2.         Disclosure has been made at page 35 that Ms. Deng has resigned as secretary and at page 34 that Mr. Underhill has been appointed secretary.  The Form S-1 has been revised throughout to reflect that Mr. Underhill is now secretary.

3.         The information on the cover page and on page 5 has been corrected to reflect that National Registered Agents, Inc. of NV, 1000 East William Street, Suite 204, Carson City, Nevada 89701 is Altona's registered agent.  The telephone number on the cover page for the registered agent has been revised as well.

Mr. H. Roger Schwall
Altona Resources Inc.
SEC File No. 333-181872
Page 2

Exhibit 5.1 - Opinion of Counsel

4.         The opinion of counsel has been revised to reflect that Altona is authorized to issue 200,000,000 shares consisting of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.00001 per share.

Other

5.         A new consent for The Law Office of Conrad C. Lysiak, P.S. has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Altona Resources Inc.